Exhibit 99.1

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible) [i]

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii:	Indivior PLC

1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)

Non-UK issuer

2. Reason for the notification (please mark the appropriate box or boxes with an “X”)

An acquisition or disposal of voting rights	☒

An acquisition or disposal of financial instruments

An event changing the breakdown of voting rights

Other (please specify) iii:

3. Details of person subject to the notification obligation iv

Name	Scopia Capital Management LP Scopia Management, Inc.

City and country of registered office (if applicable)	Wilmington, Delaware, United States (Scopia Capital Management LP) New York, New York, United States (Scopia Management, Inc.)

4. Full name of shareholder(s) (if different from 3.) [v]

Name	Goldman Sachs & Co. Morgan Stanley & Co., LLC

City and country of registered office (if applicable)	Wilmington, Delaware, United States

5. Date on which the threshold was crossed or reached vi:	19 June 2023

6. Date on which issuer notified (DD/MM/YYYY):	21 June 2023

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer (8.A + 8.B) vii
Resulting situation on the date on which threshold was crossed or reached	6.96%	Not Applicable	6.96%	9,590,921

Position of previous notification (if applicable)	8.98%	Not Applicable	8.98%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached viii

A: Voting rights attached to shares

Class/type of shares ISIN code (if possible)	Number of voting rights ix		% of voting rights
	Direct (DTR5.1)	Indirect (DTR5.2.1)	Direct (DTR5.1)	Indirect (DTR5.2.1)
GB00BRS65X63		9,590,921		6.96%
SUBTOTAL 8. A	9,590,921		6.96%

B 1: Financial Instruments according to DTR5.3.1R (1) (a)

Type of financial instrument	Expiration date [x]	Exercise/ Conversion Period xi		Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Not Applicable
SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to DTR5.3.1R (1) (b)

Type of financial instrument	Expiration date [x]	Exercise/ Conversion Period xi	Physical or cash Settlement xii	Number of voting rights	% of voting rights
Not Applicable
SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)

Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer xiii

Full chain of controlled undertakings through which the voting rights and/or the
financial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary) xiv	☒

Name xv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Scopia Management, Inc.	6.96%	Not Applicable	6.96%

Scopia Capital Management LP	6.96%	Not Applicable	6.96%

10. In case of proxy voting, please identify:

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional information xvi

Place of completion	New York, NY, United States
Date of completion	21 June 2023